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                 April 12, 2022

       Geoff Green
       Chief Executive Officer
       Longeveron Inc.
       1951 NW 7th Avenue, Suite 520
       Miami, FL 33136

                                                        Re: Longeveron Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2022
                                                            File No. 333-264142

       Dear Mr. Green:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-
       5019 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Brian S. North, Esq.